Exhibit 10.45

[AVON LOGO]

October 19, 2012

Patricia Perez-Ayala

Dear Patricia,

We are pleased to offer you the position of Senior Vice President, Chief Marketing Officer and Global Brand and Category President for Avon Products, Inc. ("Avon") reporting to Sheri McCoy, Chief Executive Officer.

Your annual base salary will be $675,000, payable in regular installments in accordance with Avon's payroll practices. Although this salary is quoted on an annual basis, it does not imply a specific period of employment.
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You will be eligible to participate in Avon's annual incentive program available to Senior Vice President level associates. We will recommend to the Compensation and Management Development Committee ("Committee") that your annual target award starting in 2013 be 80% of your earned base salary, with the opportunity for a maximum payout of 200% of target. Annual awards are contingent on relevant individual and business performance goals being achieved. Annual incentive program payments are generally made early in the year following the performance period.

We will recommend to the Committee that you receive a cash bonus of $96,000 payable in March 2013. This payment is in consideration that the fiscal year of your previous employer ended in June 2012 and that the first opportunity for an annual performance bonus payment from Avon will be in March 2014. This payment is subject to your continued active employment with Avon on the date of payment.

You will be eligible to participate in the long-term incentive program available to all Senior Vice President level associates. Long-term incentives are currently delivered 70% in performance-based restricted stock units ("PRSUs") and 30% in performance-based cash. PRSUs are generally settled in shares of Avon common stock. The number of PRSUs that vest and the payout percentage for performance cash are subject to performance against pre set goals. Cycles are generally three years in duration. We will recommend to the Committee that your first award be granted in 2013 with a target value of 200% of salary ($1,350,000).

We will recommend to the Committee that you receive a cash sign-on bonus of $500,000, less applicable taxes. This payment will be made within 30 days of your start date with Avon. Should you leave Avon voluntarily within two years of your first date of employment, you will be required to repay the cash sign-on bonus to Avon. Such repayment would be due within 45 days of your termination of employment.

Patricia Perez-Ayala
October 19, 2012

We will also recommend to the Committee that you receive a one-time time-based RSU award under the Avon Products, Inc. 2010 Stock Incentive Plan (the "Stock Plan"). If your start date is on or before December 3, 2012, the award value will be $1,500,000. If your start date is after December 3, 2012, the award value will be $500,000. The grant date of the award will be your start date with Avon. The award will vest 50% after two years and 50% after three years from the grant date. Settlement is generally in shares of Avon stock.

As a senior executive of Avon, you will need to adhere to stock ownership guidelines, which encourage executive share ownership and align executive interests with those of shareholders, consistent with best practices among high-performing companies. You will be required to own Avon stock equal to two times base salary within five years from the date of hire.

Avon will assist you in your relocation to the New York metropolitan area. An Avon Relocation Specialist will be in touch with you to discuss the details of the program and your specific needs. Note that as part of the relocation benefit, if you purchase a home in the New York area: (1) before your start date and you actually begin employment with Avon; or (2) within 12 months following your start date (but no later than December 3, 2013), Avon will provide to you a special sign-on bonus payment, in three installments, intended to reimburse you: (x) for three percentage points of interest on your mortgage in year one; (y) two percentage points on your mortgage in year two; and (z) one percentage point in year three (up to a maximum mortgage of $1,000,000). These payments will be made to you in annual installments in 2014, 2015 and 2016, respectively, assuming your continued active employment with Avon. Should you leave Avon prior to the first anniversary of your start date, you will not be eligible for these payments. Should you leave Avon after the first anniversary date of your start date, but prior to any one of the payment dates referenced above, in lieu of any future payments, you will receive a prorated bonus reflecting your time at Avon, payable at the time the next payment would have been due. Finally, as part of the relocation benefits, and assuming you are still actively employed with Avon on the date of payment, Avon will cover any loss on the sale of your home in [location], up to a maximum of $300,000 (net of taxes), if such sale is made: (1) before your start date and you actually begin employment with Avon; or (2) within twelve months following your start date. Such payment will be made within 45 days of your notice to Avon of the sale.

You will be eligible to participate in the benefit programs generally available to all associates who satisfy certain eligibility requirements as of your date of hire. Accordingly, you will be eligible for our health and welfare benefits such as medical, dental, vision and long-term disability plans as of your date of hire. In addition, assuming you satisfy the eligibility requirements, the Avon Personal Savings Account Plan (Avon's 401(k) plan) is available to you on your date of hire. Also, assuming you are in an eligible class and you satisfy the eligibility requirements under the Avon Products, Inc. Personal Retirement Account Plan (the "PRA"), Avon's retirement plan, we will automatically open a PRA account for you after you complete one year of service. The PRA is a cash balance pension account designed to provide you with a source of retirement income if you should leave Avon at any time after becoming vested. You will also be covered under other Avon

Patricia Perez-Ayala
October 19, 2012

compensation plans and policies in which similarly situated Avon executives participate, including Avon's change in control policy and compensation recoupment policy.

You will be eligible to participate in the Avon Products, Inc. Deferred Compensation Plan. This plan allows you to defer a percentage of your base salary and your annual bonus beginning in the calendar year following the year you begin employment. We will forward the plan brochure and enrollment instructions to you at the appropriate time.

You will be eligible for a transportation allowance equal to $11,000 per year and paid monthly (approximately $916.67 per month). You will also be eligible for a financial planning allowance up to $12,500 per year. These benefits are subject to the terms of Avon's executive perquisite program as in effect from time to time.

You will be eligible for four weeks of vacation per year beginning in 2012 pro-rated based on your start date.

Under the Avon Products, Inc. Severance Pay Plan (the "Severance Plan"), generally, you are eligible to receive 24 months base pay as severance in the form of salary continuation. Please note that payment of your severance benefits will be in accordance with the provisions of IRC Section 409A, including any applicable six-month delay for certain payments made upon termination of employment. In order to be eligible for severance benefits under the Severance Plan, you will be required to sign a general release of all claims. The Severance Plan may be amended at any time.

You represent and agree that your acceptance and execution of this offer does not conflict with or violate any of the terms, conditions or provisions of any existing contractual relations to which you are bound, and does not conflict with any duties owed or owing to your current employer. In addition, you have advised Avon, as a condition of its extending this offer, that you are not bound by any garden leave agreement.

Your employment at Avon is contingent upon your passing a satisfactory background investigation, reference checks, compliance with immigration law and passing a drug screening test. As you may be aware, immigration law requires that Avon verify the employment authorization status of all new employees. Therefore, on your first day you will be asked to provide documents which establish your identity and employment eligibility. We will forward a list of acceptable documents for verification purposes in due course.

Avon maintains a drug free work environment and requires that all new hires pass a drug screen as a condition of employment. The results of this test must be received prior to your date of employment; you should allow 3-4 business days for the results to be processed.

Patricia, I very much look forward to your joining Avon on or before December 3, 2012. I am confident your career at Avon will be rewarding. If you have any questions, please feel free to call me at [telephone number].

Patricia Perez-Ayala
October 19, 2012

Sincerely,

/s/ Sheri McCoy
Sheri McCoy
Chief Executive Officer

cc:	Scott Crum, Senior Vice President and Chief People Officer
Gina Fitzsimons, Vice President, Global Compensation and Benefits

Accepted and Agreed to:

/s/ Patricia Perez-Ayala	10/26/2012
Patricia Perez-Ayala	Date